Exhibit (m)

CALCULATION

EXHIBIT (m)

2018 VUL

Sample 5th Year assuming 6% Gross Return 5.06% Net Return) and current charges) Calculations

l. Policy Account Value@ 6% Return (Year 5) = $27,424

The Policy Account Value is equal to the sum of:

a)	the prior year’s (i.e., 12/31/of the 4th policy year) account value ($21,382); plus

b)	the planned premium ($6,830); minus

c)	the premium charge ($546); minus

d)	the sum of: [ withdrawals, if any (O); plus

e)	outstanding loans, if any (O); plus

f)	loan interest (O)]; minus

g)	the cost of insurance ($560); minus

h)	the M&E risk charge ($0); minus

i)	the annualized per/1000 monthly expense ($948); minus

j)	the annualized per policy monthly expense ($90); plus

k)	the investment earnings on the policy account value ($1,356).

II. Policy Cash Surrender Value@ 6% Gross Return (Year 5) = $20,094

The Policy Cash Surrender Value is equal to the sum of:

a)	The policy account value ($27,424) minus surrender charges ($7,330)

III. Policy Net Cash Surrender Value@ 6% Gross Return (Year 5) = $20,094

The Policy Net Cash Surrender Value is equal to the sum of:

a)	the Cash Surrender Value ($20,094); minus

b)	the outstanding loan, if any ($0).

IV. Policy Net Death Benefit

The Policy Net Death Benefit is equal to the sum of:

a)	Option 1 DB is equal to the face amount ($500,000).

b)	Option 2 DB is equal to face amount plus policy account value ($527,320)

c)	Option 3 DB is equal to face amount plus net accumulated premiums ($534,150)